May 13, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	N Middle Market Lending, LLC (the “Registrant”)

Registration Statement on Form 10-12G, filed on March 16, 2022

File No. 000-56404

Ladies and Gentlemen:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the Registrant’s registration statement (“Registration Statement”) on Form 10 filed with EDGAR submission type 10-12G, which was accepted via the EDGAR system at 11:32 a.m. on March 16, 2022 (Accession Number: 0001193125-22-076943).

The Registrant is in the process of revising its registration statement and accompanying financial statements in order to adequately address certain comments received by the Registrant from the Commission staff. No securities have been sold in connection with the Registration Statement. The Registrant undertakes to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Commission’s staff comments.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Should you have any questions or comments regarding the filing, please contact Vadim Avdeychik of Paul Hastings LLP, counsel to the Registrant, at 1 (212) 318-6054.

Sincerely,

/s/ Zachary Edelman
Zachary Edelman
Authorized Person
N Middle Market Lending, LLC

cc:	Vadim Avdeychik, Paul Hastings LLP